UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

Entry into a Material Definitive Agreement; Other Events.

In connection with the previously announced rights offering (the “Rights Offering”) by Asia Entertainment & Resources Ltd. (the “Company”) of transferable subscription rights to the holders of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), to purchase up to 20,225,582 Ordinary Shares, the Company is filing the items included as exhibits (other than Exhibit 99.7) to this Report of Foreign Private Issuer on Form 6-K for the purpose of incorporating such items as exhibits in the Company’s registration statement (the “Registration Statement”) on Form F-3 (File No. 333-185759).

In addition, on June 4, 2013, the Company issued a press release announcing commencement of the Rights Offering and the filing of a prospectus supplement (the “Prospectus Supplement”) to the Registration Statement. A copy of the press release is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

On June 4, 2013, the Company entered into a Dealer Manager Agreement (the “Dealer Manager Agreement”) with Sterne, Agree & Leach, Inc. (“Sterne Agee”) pursuant to which Sterne Agee is acting as exclusive dealer manager in connection with the Rights Offering. Pursuant to the Dealer Manager Agreement, the Company agreed to pay Sterne Agee a fee equal to 2.5% of the gross proceeds received in connection with the Rights Offering and the standby purchase, as described below, upon successful completion of the Rights Offering, and to reimburse Sterne Agee for its out-of-pocket expenses incurred in connection with the Rights Offering whether or not the Rights Offering is completed. This summary description of the Dealer Manager Agreement is qualified in its entirety by reference to the actual Dealer Manager Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

In connection with the Rights Offering, the Company also entered into a standby purchase agreement (the “Standby Purchase Agreement”), dated as of June 4, 2013, with certain persons, including Lam Man Pou, the Company's chairman, Vong Hon Kun, the Company's chief operating officer, Lam Chou In, Zheng An Ting, So Kam Tai, Au Chun Yin, Chan Fok Hoi, Chan Kai Ian, Sin Kam Chan, Leong Wai Meng and Cheung Mee Mo (the “Standby Purchasers”), whereby the Standby Purchasers have agreed to purchase from the Company a number of Ordinary Shares having a value equal to the aggregate subscription price the Company would have received with respect to the shares underlying all rights not exercised by all holders in the Rights Offering, which is referred to as the standby purchase, upon the same terms as the other holders, except the subscription price for such shares with respect to purchases made by Messrs. Lam Man Pou and Vong Hon Kun will be $4.50 per share. The Standby Purchasers have agreed not to exercise any rights granted to them in the Rights Offering. Messrs. Lam and Vong have also agreed not to sell, assign or transfer the Ordinary Shares purchased pursuant to the Standby Purchase Agreement for a period of two years following the purchase date without the Company's prior written consent. This summary description of the Standby Purchase Agreement is qualified in its entirety by reference to the actual Standby Purchase Agreement, which is filed as Exhibit 10.2 to this Form 6-K and is incorporated herein by reference.

The parties to the Standby Purchase Agreement also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of June 4, 2013, whereby the Company granted demand and piggyback registration rights to the Standby Purchasers. This summary description of the Registration Rights Agreement is qualified in its entirety by reference to the actual Registration Rights Agreement, which is filed as Exhibit 10.3 to this Form 6-K and is incorporated herein by reference.

The Company has filed a Prospectus Supplement with the SEC for the rights offering to which this communication relates. Before you invest, you should read the Prospectus Supplement (and accompanying prospectus) and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or our information agent, Georgeson Inc., will arrange to send you the Prospectus Supplement (and accompanying prospectus) if you request it by calling toll-free (877) 278-4774.

Financial Statements and Exhibits.

4.1	Form of Transferable Subscription Rights Certificate
5.1	Opinion of Maples and Calder regarding the validity of the subscription rights and ordinary shares being offered

10.1	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc.
10.2	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein
10.3	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Form of Notice of Guaranteed Delivery for Subscription Rights Certificates
99.2	Form of Letter to Stockholders who are Record Holders
99.3	Form of Letter to Clients of Nominee Holders
99.4	Form of Letter to Nominee Holders whose Clients are Beneficial Holders
99.5	Nominee Holder Certification
99.6	Beneficial Owner Election Form
99.7	Press release, dated June 4, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 4, 2013	ASIA ENTERTAINMENT & RESOURCES LTD.
By: /s/ Li Chun Ming Raymond Name: Li Chun Ming Raymond Title: Chief Financial Officer

EXHIBIT INDEX

Financial Statements and Exhibits.

4.1	Form of Transferable Subscription Rights Certificate
5.1	Opinion of Maples and Calder regarding the validity of the subscription rights and ordinary shares being offered
10.1	Dealer Manager Agreement, dated as of June 4, 2013, between the Company and Sterne, Agree & Leach, Inc.
10.2	Standby Purchase Agreement, dated as of June 4, 2013, among the Company and the standby purchasers named therein
10.3	Registration Rights Agreement, dated as of June 4, 2013, among the Company and the standby purchasers name therein
23.1	Consent of Maples and Calder (included as part of Exhibit 5.1)
99.1	Form of Notice of Guaranteed Delivery for Subscription Rights Certificates
99.2	Form of Letter to Stockholders who are Record Holders
99.3	Form of Letter to Clients of Nominee Holders
99.4	Form of Letter to Nominee Holders whose Clients are Beneficial Holders
99.5	Nominee Holder Certification
99.6	Beneficial Owner Election Form
99.7	Press release, dated June 4, 2013